September 3, 2009

Mr. Criag D. Wilson

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:  MedLink International, Inc. request for an extension on comments for File No. 001-31771

Dear Mr. Wilson,

      We are in receipt of your comment letter dated July 6, 2009 regarding Form 10-KSB for the Fiscal year Ended Decmber 31, 2008 (File No. 001-31771).

      We had initally requested until August 28th 2009 to respond to the comments.  Unfortunately we haven’t been able to complete them within the required time requested and I respectfully request an additional 5 business days from today to file our response on or before Monday September 14, 2009.

      Should you have any questions or concerns please do no hesitate to contact me directly at (631) 342-8800 ext 8802 or jrose@medlinkus.com.  As I am on vacation this week please contact me on my cell phone at (516) 287-9828 should you need to speak to me.

Regards,

James Rose

Chief Financial Officer